Exhibit 23.3

CONSENT OF HAMILTON, RABINOVITZ & ASSOCIATES, INC.

We hereby consent to the incorporation by reference in Ashland Global Holdings Inc.’s Amendment No. 2 to its Registration Statement on Form S-4 (as amended, the “Registration Statement”) of our being named in the Ashland Inc. Annual Report on Form 10-K for the year ended September 30, 2015, in the form and context in which we are named. We also consent to the reference to us under the heading “Experts” in such Registration Statement. We do not authorize or cause the filing of such Registration Statement and do not make or purport to make any statement other than as reflected in the Registration Statement.

/s/ Francine F. Rabinovitz

Hamilton, Rabinovitz & Associates, Inc.

By: Francine F. Rabinovitz

Date: July 25, 2016